SUBSCRIPTION AGREEMENT

This Agreement is made as of the 29 day of April, 2011 between Salient Partners, L.P., a Delaware limited partnership, (“Salient Partners”), and Salient MLP & Energy Infrastructure Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund wishes to sell to Salient Partners, and Salient Partners wishes to purchase from the Fund, $100,000 of common shares of beneficial interest, $.01 par value per share, of the Fund (4,000 common shares at a purchase price of $25.00 per share (collectively, the “Shares”)); and

WHEREAS, the Salient Partners is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, Salient Partners is delivering to the Fund the amount of $100,000 in full payment for the Shares.

2.	Salient Partners agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.

Executed as of the date first set forth above.

SALIENT PARTNERS, L.P.

By:	/s/ Haag Sherman

Name:	A. Haag Sherman

Title:	Managing Director

SALIENT MLP & ENERGY INFRASTRUCTURE FUND

By:	/s/ Gregory A. Reid

Name:	Gregory A. Reid

Title:	President & Chief Executive Officer